SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 28, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

PRESS RELEASE                             FOR IMMEDIATE PUBLICATION

           CGI signs letter of intent to acquire local consulting firm


Montreal, June 28, 2001 - CGI Group Inc. (NYSE: GIB, TSE:GIB.A) announced today it has signed a letter of intent to acquire Larochelle Gratton, a Quebec-based IT consulting firm with operations in Montreal and Quebec City. Larochelle Gratton has approximately 200 employees and provides a range of systems integration services to leading client organizations, including in areas such as e-commerce and the Internet.

Larochelle Gratton, which has annual revenue of approximately CDN$18 million, will be acquired for a consideration of CDN$9.2 million in cash and shares (approximately 517,000 Class A subordinate shares of CGI will be issued at closing). The transaction is expected to be effective July 1, 2001.

"We are really pleased to welcome Larochelle Gratton's team of highly specialized professionals into CGI," said Serge Godin, CGI's chairman, president and CEO. "Larochelle Gratton and CGI both share a similar vision of providing top quality services, and both organizations have ISO 9001 certification."

Eric Larochelle, president of Larochelle Gratton, added: "Our firm welcomes the possibility of teaming up with such a world-class organization as CGI. We believe that together, we will be in a position to bid on a larger number of business projects, which will translate into even more stimulating career opportunities for our people. We believe that we can make a significant contribution to CGI, especially considering our business relationships with leading clients in the financial services industry."

Larochelle Gratton was founded in Montreal in 1988. Its clients include Standard Life, the Laurentian Bank of Canada and Mouvement Desjardins, among others. Its team of managers and consultants will join CGI offices following completion of the transaction.


                                                                           .../2

Press release - page 2


Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.


Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
For more information:
CGI
Ronald White
Director, investor relations
(514) 841-3230

Larochelle Gratton
Eric Larochelle
President
(514) 393-8558

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date: June 28, 2001                         By /s/ Paule Dore
                                            Name:  Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary